UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BLUE COAT SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

126946102

(CUSIP Number)

Sequoia Capital Growth Fund III, L.P.

3000 Sand Hill Road

Building 4, Suite 180

Menlo Park, California 94025

Attention: Jim Goetz

Telephone: 650-854-3927

with a copy to:

Michael J. Kennedy, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, California 94111

Telephone: (415) 984-8700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 126946102	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Sequoia Capital Growth Fund III, L.P. 20-2812490
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0% (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Does not include shares of Common Stock beneficially held by Francisco Partners II, L.P. and Francisco Partners II Parallel Fund, L.P., as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

CUSIP No. 126946102	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Sequoia Capital Growth Partners III, L.P. 20-3735244
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0% (see Item 5)
14.	Type of Reporting Person (See Instructions)

PN

*	Does not include shares of Common Stock beneficially held by Francisco Partners II, L.P. and Francisco Partners II Parallel Fund, L.P., as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

CUSIP No. 126946102	Page 4 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Sequoia Capital Growth III Principals Fund 20-3737763
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0% (see Item 5)
14.	Type of Reporting Person (See Instructions)

OO

*	Does not include shares of Common Stock beneficially held by Francisco Partners II, L.P. and Francisco Partners II Parallel Fund, L.P., as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

CUSIP No. 126946102	Page 5 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SCGF III Management, LLC 20-2812373
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0*
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0* (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0% (see Item 5)
14.	Type of Reporting Person (See Instructions)

OO

*	Does not include shares of Common Stock beneficially held by Francisco Partners II, L.P. and Francisco Partners II Parallel Fund, L.P., as to which the Reporting Persons disclaim beneficial ownership. See Item 5.

This Amendment No. 3 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital Growth Fund III, L.P., a Delaware limited partnership (“Sequoia Growth Fund”), (2) Sequoia Capital Growth Partners III, L.P., a Delaware limited partnership (“Sequoia Growth Partners”), (3) Sequoia Capital Growth III Principals Fund, a Delaware limited liability company (“Sequoia Growth Principals Fund”), and (4) SCGF III Management, LLC, a Delaware limited liability company (“SCGF Management”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons, Francisco Partners II, L.P., a Delaware limited partnership (“Francisco Partners II”), Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“Francisco Partners Parallel Fund”), Francisco Partners GP II, L.P., a Delaware limited partnership (“Francisco Partners GP II”), and Francisco Partners GP II Management, LLC, a Delaware limited liability company (“Francisco Partners Management” and, together with Francisco Partners II, Francisco Partners Parallel Fund and Francisco Partners GP II, the “FP Persons”). Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

All information in this Amendment No. 3 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 16,179,723 shares of Common Stock outstanding, which the Company represented in its quarterly report on Form 10-Q filed on September 10, 2007 were outstanding as of August 31, 2007.

Effective September 18, 2007, Sequoia Growth Fund converted 15,872 shares of Series A Preferred into 905,677 shares of Common Stock, Sequoia Growth Partners converted 175 shares of Series A Preferred into 9,985 shares of Common Stock, and Sequoia Growth Principals Fund converted 777 shares of Series A Preferred into 44,336 shares of Common Stock.

Effective September 18, 2007, Sequoia Growth Fund, Sequoia Growth Partners and Sequoia Growth Principals Fund each distributed to their partners, including, in the case of Sequoia Growth Fund, to SCGF Management, all of the shares of Common Stock, respectively, held by them, and SCGF Management distributed to its partners all of the shares of Common Stock distributed to it by Sequoia Growth Fund (collectively, the “Distribution”). The Distribution was a distribution in kind to the partners of the Reporting Persons pursuant to the terms of the organizational documents governing such Reporting Person. The Reporting Persons no longer beneficially own any shares of Common Stock. Upon completion of the Distribution the shares of Common Stock will no longer be subject to the Voting Agreement, and the distributees in the Distribution will make their own investment and voting decisions with respect to the shares of Common Stock distributed.

By virtue of the relationships described in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act with the FP Persons, and, therefore, may be deemed to beneficially own, 699,555 shares of Common Stock beneficially owned by the FP Persons (which is the number of shares identified by the FP Persons as being beneficially owned by the FP Persons in Amendment No. 2 to the Schedule 13D filed on September 10, 2007 by the FP Persons), which would constitute approximately 4.1% of the outstanding shares of Common Stock. The filing of this Amendment No. 3 to Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any of the FP Persons and the Reporting Persons expressly disclaim such beneficial ownership.

The Reporting Persons are no longer required to report their holdings on Schedule 13D and will no longer report on this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2007

SEQUOIA CAPITAL GROWTH FUND III, L.P.
	By:	SCGF III Management, LLC, General Partner

	By:	/s/ Jim Goetz
	Name:	Jim Goetz
	Title:	Managing Member

SEQUOIA CAPITAL GROWTH PARTNERS III, L.P.
	By:	SCGF III Management, LLC, General Partner

	By:	/s/ Jim Goetz
	Name:	Jim Goetz
	Title:	Managing Member

SEQUOIA CAPITAL GROWTH III PRINCIPALS FUND
	By:	SCGF III Management, LLC, Managing Member

	By:	/s/ Jim Goetz
	Name:	Jim Goetz
	Title:	Managing Member

SCGF III MANAGEMENT, LLC

	By:	/s/ Jim Goetz
	Name:	Jim Goetz
	Title:	Managing Member